SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: November 12, 2002
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 9.   Regulation FD Disclosure



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

DEERE TO BROADCAST EARNINGS CONFERENCE CALL ON WEBSITE

   MOLINE, IL -- (12 November 2002) Deere & Company today said that its fourth-quarter earnings conference call will be broadcast over the Internet on Tuesday, November 19, beginning at 9:00 a.m. CST. Marie Ziegler, vice president of investor relations, will host the call and discuss the quarter's financial and operating performance with analysts, investors and other members of the financial community.

   The conference call can be accessed at www.deere.com/confcall using Windows Media Player. An archived version will be available on the Deere website for a period of time afterward.

   John Deere is the world's foremost producer of agricultural equipment as well as a leading manufacturer of construction, forestry, and commercial and consumer equipment. The company, in addition, provides credit, special technology, and managed health-care products and services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
       James H. Becht
       Secretary

Dated: November 12, 2002